                        1934 Act Registration No. 1-14700

                             SECURITIES AND EXCHANGE
                                   COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2003

                 Taiwan Semiconductor Manufacturing Company Ltd.
                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   V                         Form 40-F _______
                  ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                                   No   V
             ------                              ------

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

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               Taiwan Semiconductor Manufacturing Company Limited
                           For the month of July 2003

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of Taiwan Semiconductor Manufacturing Company Ltd. (The Company; "TSMC")(NYSE:TSM) 2) the pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders of TSMC 3) the acquisition of assets by TSMC and 4) the disposition of assets by TSMC for the month of June 2003.


1) The trading of directors, supervisors, executive officers and 10% shareholders:
------------------------------------------------------------------------------------------------------------------------------------
                                                          Number of shares held
                                                            when elected (for             Number of         Number of
         Title             Name                               Directors and            shares held as     shares held as   Changes
                                                          Supervisors as June 3,          May 31, 2003     June 30, 2003
                                                                  2003)
------------------------------------------------------------------------------------------------------------------------------------
Chairman                   Morris Chang                             91,669,112              91,669,112        91,669,112           0
------------------------------------------------------------------------------------------------------------------------------------
Director                   Peter Leahy Bonfield                              0                       0                 0           0
------------------------------------------------------------------------------------------------------------------------------------
Director                   Lester Carl Thurow                                0                       0                 0           0
------------------------------------------------------------------------------------------------------------------------------------
Supervisor                 Michael E. Porter                                 0                       0                 0           0
------------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor      Philips Electronics, B.V./1/          2,554,450,279           2,554,450,279     2,554,450,279           0
------------------------------------------------------------------------------------------------------------------------------------
Director & Supervisor      The Development Fund/2/               1,793,522,406           1,793,522,406     1,793,522,406           0
------------------------------------------------------------------------------------------------------------------------------------
Director                   F. C. Tseng                              30,356,889              30,356,889        30,356,889           0
------------------------------------------------------------------------------------------------------------------------------------
Director                   Stan Shih                                 2,225,077               1,835,077         1,835,077           0
------------------------------------------------------------------------------------------------------------------------------------
Director & President       Rick Tsai                                19,491,738              19,191,738        19,001,738    -190,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             Harvey Chang                                                      6,384,499         6,374,499     -10,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             C. C. Wei                                                         3,385,322         3,265,322    -120,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             Mark Liu                                                          7,739,370         7,669,370     -70,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             Chung-Shih Hsu                                                      715,782           688,782     -27,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             Kenneth Kin                                                       1,418,172         1,278,172    -140,000
------------------------------------------------------------------------------------------------------------------------------------
Vice President             Ping Yang                                                         5,004,556         4,804,556    -200,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Director            Lora Ho                                                           1,368,323         1,350,323     -18,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Director            L.C. Tu                                                           6,457,930         6,438,930     -19,000
------------------------------------------------------------------------------------------------------------------------------------
Senior Director            Jan Kees van Vliet                                                   86,117            77,117      -9,000
------------------------------------------------------------------------------------------------------------------------------------

/1/ The Philips Electronics, B.V. appoints 2 directors and 1 supervisor.

/2/ The Development Fund appoints 1 director and 1 supervisor.


2) The pledge and clear of pledge of TSMC common shares by directors, supervisors, executive officers and 10% shareholders: None.


3) The acquisition of assets: (Unit:$Thousand)
----------------------------------------------------------------------------------------------------------
            Description of assets                                    Purchase price
----------------------------------------------------------------------------------------------------------
Manufacturing Equipment                                                                       NT$6,404,174
----------------------------------------------------------------------------------------------------------


4) The disposition of assets: (Unit:$Thousand):
----------------------------------------------------------------------------------------------------------
            Description of assets                                       Sell price
----------------------------------------------------------------------------------------------------------
ABN AMRO Bond Fund                                                                              NT$602,048
----------------------------------------------------------------------------------------------------------
ABN AMRO Select Bond Fund                                                                       NT$601,951
----------------------------------------------------------------------------------------------------------

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                Taiwan Semiconductor Manufacturing Company Ltd.



Date: July 25, 2003      By /s/ Harvey Chang
                           ------------------------------
                                Harvey Chang
                                Senior Vice President & Chief Financial Officer